

SECURI[TIES AND EXCHANGE COMM]ISSION

05040294

RECD S.E.C.
FEB 28 2005
1086

UF 3-29-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Conservative Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Sharp (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Oberkfell & Ristau, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road (Address) St. Louis (City) MO (State) 63128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Sharp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conservative Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


NOTARY
MISSOURI
12-04-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Conservative Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conservative Financial Services, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
January 13, 2005


Member
Division for CPA Firms AICPA

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$ 125,333
Money market fund with clearing organization	390,207
Notes receivable – officers (note 4)	122,400
Commissions receivable	124,252
Cash surrender value of life insurance policy	24,547
Premises and equipment, net (note 2)	349,665
Goodwill	1,532,096
Other assets	24,334
Total assets	$ 2,692,834

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 181,738
Deferred income taxes payable (note 3)	30,090
Total liabilities	211,828
Commitments and contingencies (note 6)	
Stockholder's equity (note 5):	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid in capital	315,000
Retained earnings	2,066,006
Total stockholder's equity	2,481,006
	$ 2,692,834

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conservative Financial Services, Inc. (the Company), a wholly-owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures - five to ten years; computer equipment - three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets.

Goodwill
The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, which was being amortized into expense through December 31, 2001 on a straight-line basis over 25 years.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* (FAS 141), and No. 142, *Goodwill and Other Intangible Assets* (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement.

FAS 141 became effective on July 1, 2001 and FAS 142 became effective January 1, 2002. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment in accordance with the provisions of FAS 142 on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

Income Taxes
The Company is included in the consolidated Federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Cash and Cash Equivalents
The Company considers the money market fund with its clearing organization to be a cash equivalent.

NOTE 2 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2004 is as follows:

Land	$ 30,213
Building and improvements	371,011
Furniture, fixtures, and equipment	193,281
	594,505
Less accumulated depreciation	(244,840)
	$ 349,665

Depreciation expense charged to operations for the year ended December 31, 2004 was $41,471.

The Company leases office space and certain equipment under noncancelable operating leases with unaffiliated third parties which expire at various dates through March 1, 2005. Minimum rental commitments under these leases for 2005 were $1,575.

The Company also leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below). Total rent expense incurred for the year ended December 31, 2004 was $51,880.

NOTE 3 - INCOME TAXES

The components of income tax expense for the year ended December 31, 2004 are as follows:

Current:	
Federal	$ 152,672
State and local	36,213
Deferred	(560)
	$ 188,325

A reconciliation of expected income tax expense computed by applying the Federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2004 is as follows:

Expected statutory Federal income tax	$ 168,665
State tax, net of related Federal benefit	23,901
Other, net	(4,241)
	$ 188,325

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2004 are all the result of premises and equipment, for which depreciation is computed on an accelerated method for tax reporting purposes and on a straight-line method for financial reporting purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has advanced William H. Sharp and Susan M. Evans, officers of the Company, insurance premium loans under split dollar life insurance arrangements. These are zero interest loans payable on demand. The officers have executed collateral assignment agreements that provide that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under these agreements to Mr. Sharp and Ms. Evans total $90,000 and $32,400, respectively.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $37,946 for the year ended December 31, 2004.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $403,373, which was $353,373 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.53 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $22,527 in 2004.